Exhibit 16-01



                                     [LETTERHEAD]

                                  September 20, 2001


Tracy M. Shire
CECS Corp.
121 Vine Street, Suite 1903
Seattle, WA  98121-1456

Dear Mr. Shire:


This letter is to notify CECS Corp. that Miller and Co. LLP is terminating its relationship with CECS Corp. effective September 20, 2001. Accordingly Miller and Co. LLP will not stand for reelection as independent auditors of CECS Corp. for the year ended December 31, 2001 and future years. As required by the SEC and rules or our membership in the AICPA SEC Practice Section we will notify the SEC of this termination.

We would like to thank you for giving us the opportunity to serve you. We trust that this decision will be to our mutual benefit.

								Very truly yours,

								MILLER AND CO. LLP


								/s/ [illegible]
								J. Drew Delisser
								Partner




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